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                                                        FILED BY METROCALL, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                                SUBJECT COMPANY: METROCALL, INC.
                                                   COMMISSION FILE NO: 000-21924

This Rule 425 filing contains written correspondence related to the previously-announced acquisition proposal submitted by Metrocall, Inc. to Paging Network, Inc.

ANY SECURITIES TO BE ISSUED PURSUANT TO THE METROCALL PROPOSAL WILL BE ISSUED PURSUANT TO APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933 OR AN EXEMPTION THEREFROM. INVESTORS ARE URGED TO READ THE RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES & EXCHANGE COMMISSION AND/OR THE BANKRUPTCY COURT WHICH WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY TRANSACTION INVOLVING METROCALL. INVESTORS CAN OBTAIN ANY DOCUMENT FILED WITH THE COMMISSION FOR FREE AT THE COMMISSION'S WEB SITE, HTTP://www.SEC.GOV.
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                                 METROCALL, INC.
                              6677 RICHMOND HIGHWAY
                           ALEXANDRIA, VIRGINIA 22306
                                 (703) 660-9343

                                  July 25, 2000


Paging Network, Inc.
14911 Quorum Drive
Dallas, Texas 75240

Attention: John P. Frazee, Jr.
           Chairman of the Board


              Re:    Acquisition Proposal of Metrocall

Dear Jack:

              I was disappointed to read the press release that was issued by Paging Network, Inc. ("PageNet") during the afternoon of July 24th and to later receive your letter rejecting the Metrocall Proposal set forth in my letter to the PageNet Board of Directors dated July 18, 2000. Your letter states PageNet's conclusion that the Metrocall Proposal does not fit the definition of a "Superior Proposal" within the meaning of Section 6.2 of the Agreement and Plan of Merger dated November 7, 1999, as amended, between PageNet and Arch Communications Group, Inc. ("Arch"). Metrocall does not understand how it is possible for PageNet to have reached this conclusion on the basis of a fair minded and disinterested analysis of the value offered to all constituencies of PageNet under the Metrocall Proposal.

              Given the language of the press release and your letter, it appears that the Board of Directors of PageNet has shut the door on further discussions with Metrocall and has made a determination not to pursue Metrocall's "Superior Proposal". As we interpret PageNet's present position, it appears that PageNet is prepared to proceed with the Arch transaction while disregarding the potential benefits to be realized through an open bankruptcy auction process that


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John P. Frazee, Jr.
July 25, 2000
Page 2


could result in significantly greater returns to PageNet's creditors and equityholders without any material delay.

              Notwithstanding Metrocall's concern that making any further requests for the delivery of due diligence materials will be in vain, Metrocall hereby requests reconsideration of your outright refusal to continue a dialogue with Metrocall and that you provide us, no later than July 28, 2000 at 12:00 p.m., prevailing Eastern Time, with access to the information requested by Metrocall in its July 18th letter. Metrocall is prepared to act promptly to complete due diligence and stands ready to work diligently toward the conclusion of the acquisition outlined in the Metrocall Proposal.

              PageNet's rejection of the Metrocall Proposal without providing any reasons for doing so appears not to be based upon a balanced evaluation of that proposal and disregards certain obvious benefits. In addition to the advantages described in Metrocall's letter of July 18th (greater total consideration to creditors and shareholders; greater consideration to bondholders; improved treatment to PageNet's lenders; and a greater opportunity for shareholders to maximize value with the strongest partner in the paging industry), there are a number of other factors, both tangible and intangible, that demonstrate that the Metrocall Proposal should be deemed a "Superior Proposal". These include, among others:

              - Metrocall's valuable 42% interest in Inciscent;

              - Metrocall's prominent equity sponsors including Aether Systems,
                PSI Net and Hicks, Muse, Tate & Furst;

              - Metrocall's largest shareholder is AT&T Wireless as a result of its recent decision to convert $105 million of preferred stock into 13,250,000 shares of Metrocall common stock;

              - Metrocall's better customer base that includes a greater percentage of profitable business users;

              - Metrocall's capacity to utilize different types of devices and technologies to deliver services to customers; and

              - Metrocall's demonstrated success in industry consolidation.

              As a result of PageNet's consent on July 24, 2000 to the involuntary petition filed on July 14, 2000, PageNet has an unquestioned fiduciary duty to maximize value to all of its creditors and shareholders. Serious questions exist as to whether PageNet's Board of Directors is carrying out these fiduciary duties in light of the content and tone of both PageNet's press release


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John P. Frazee, Jr.
July 25, 2000
Page 3


and its letter of July 24th declaring an unwillingness to further discuss the Metrocall Proposal. While the subject is delicate, questions also exist as to whether those who made the decision to foreclose a better offer are unable to see the Metrocall Proposal clearly because of their own economic self interest in the Arch transaction.

              Metrocall is a serious and credible strategic acquiror of PageNet. PageNet should be embracing and not rebuffing such a suitor under current circumstances. Metrocall remains interested in pursuing the Metrocall Proposal in its present form or as it may be amended and reserves its rights to pursue this transaction within the context of PageNet's bankruptcy process.

                                        Very truly yours,

                                        METROCALL, INC.



                                        By:  /s/ WILLIAM L. COLLINS, III
                                             ---------------------------------
                                             Name:  William L. Collins, III
                                             Title: Chairman of the Board &
                                                      Chief Executive Officer